NovAccess Global Inc.

April 24, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

Attention: Christine Torney and Daniel Gordon

Re:         NovAccess Global Inc.

Form 10-K for the Year Ended December 31, 2023

File No 000-29621

Ladies and Gentlemen:

Please find below the response of NovAccess Global Inc. (“we,” “our” or the “company”) to the April 16, 2024 comment letter from the Division of Corporate Finance, Office of Life Sciences, regarding the company’s Form 10-K for the year ended September 30, 2023. For your convenience, we have repeated your comment before our response.

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Controls Over Financial Reporting, page 20

Please amend your filing to provide management’s conclusion about the Company’s Internal Controls Over Financial Reporting. The existing conclusion is for the Company’s Disclosure Controls and Procedures.

In our Form 10-K for the year ended September 30, 2023, we inadvertently substituted “disclosure controls and procedures” for “internal control over financial reporting” in one instance. We have filed an amendment to the Form 10-K to correct this error.

Thank you for your letter and please do not hesitate to contact us if you have any further comments. In addition, we acknowledge that the company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Securities and Exchange Commission.

Sincerely,

/s/ Neil J. Laird

Chief Financial Officer